SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                         MARKETING SERVICES GROUP, INC.
                                (Name of Issuer)

                          Common Stock, par value $.01
                           (Title of Class of Securities)

                                    570907105
                                 (CUSIP Number)
                                 Laura Huberfeld
                 152 West 57th Street, New York, New York 10019
                                  212-581-0500
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 20, 1999
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-I(b)(3) or (4), check the following box [ ]

         Check the following box if a fee is being paid with the statement. [ ] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

         NOTE: Six copies of this statement, including all exhibits should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

         (Continued on following pages)

                               (Page 1 of 9 Pages)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                                 Schedule 13D

CUSIP NO. 570907105        13D      Page 2 of 11 Pages


1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Laura Huberfeld

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ]
                                                              (b) [X]

3.       SEC USE ONLY


4.       SOURCE OF FUNDS*


5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(E)                      [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                              New York

          7.       SOLE VOTING POWER
                       1,000,000

          8.       SHARED VOTING POWER
                         438,890

          9.       SOLE DISPOSITIVE POWER
                       1,000,000

          10.      SHARED DISPOSITIVE POWER
                         438,890

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                            1,438,890

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                    [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                            11.2%

14.      TYPE OF REPORTING PERSON*
                            IN



                      *SEE INSTRUCTIONS BEFORE FILLING OUT

                                  Schedule 13D

CUSIP NO. 570907105        13D      Page 3 of 11 Pages


1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Naomi Bodner

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)   [ ]
                                                              (b)   [X]

3.       SEC USE ONLY


4.       SOURCE OF FUNDS*


5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(E)                      [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
                        New York

                  7.       SOLE VOTING POWER
                                  -0-

                  8.       SHARED VOTING POWER
                                438,890

                  9.       SOLE DISPOSITIVE POWER
                                  -0-

                 10.      SHARED DISPOSITIVE POWER
                                438,890

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             438,890

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                   [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                3.4%

14.      TYPE OF REPORTING PERSON*
                             IN



                      *SEE INSTRUCTIONS BEFORE FILLING OUT

                                  Schedule 13D

CUSIP NO. 570907105        13D      Page 4 of 11 Pages


1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Laura Huberfeld/Naomi Bodner Partnership

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ]
                                                              (b) [X]

3.       SEC USE ONLY


4.       SOURCE OF FUNDS*


5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(E)                     [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
                         New York

                  7.       SOLE VOTING POWER
                                16,880

                  8.       SHARED VOTING POWER
                                  -0-

                  9.       SOLE DISPOSITIVE POWER
                                16,880

                 10.      SHARED DISPOSITIVE POWER
                                  -0-

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                              16,880

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                  [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                .1%

14.      TYPE OF REPORTING PERSON*
                             PN



                      *SEE INSTRUCTIONS BEFORE FILLING OUT

                                  Schedule 13D

CUSIP NO. 570907105        13D      Page 5 of 11 Pages



1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Huberfeld-Bodner Family Foundation, Inc.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ]
                                                              (b) [X]

3.       SEC USE ONLY


4.       SOURCE OF FUNDS*


5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(E)                     [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
                         New York

                  7.       SOLE VOTING POWER
                                    422,090

                  8.       SHARED VOTING POWER
                                       -0-

                  9.       SOLE DISPOSITIVE POWER
                                     422,090

                 10.      SHARED DISPOSITIVE POWER
                                       -0-

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                            422,090

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                   [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                              3.3%

14.      TYPE OF REPORTING PERSON*
                              CO



                      *SEE INSTRUCTIONS BEFORE FILLING OUT

                                                             Page 6 of 11 Pages

Item 1.  Security and Issuer

         This statement relates to Common Stock, par value $.01 (the "Common Stock"), of Marketing Services Group, Inc. (the "Company"). The address of the principal executive office of the Company is 333 Seventh Avenue, New York. This is amendment No. 3 to a Schedule 13D that was filed on June 19, 1996 (as previously amended, the "Schedule 13D"). As used herein, the term "Reporting Persons" shall include the Foundation (as defined in Item 2(a) hereof). Terms not defined herein shall have the meaning ascribed to them in the Schedule 13D. Unless amended hereby, information contained in the Schedule 13D is confirmed in all respects.

Item 2.  Identity and Background.

         During  1998,   Reporting   Persons  other  than  the  Foundation  made
charitable contributions of an aggregate of 422,090 shares of Common Stock to the Foundation.

         (a)  The  name  of  the  Foundation  is  the  Huberfeld-Bodner   Family
Foundation, Inc. (the "Foundation").

         (b) The address of the Foundation is 152 West 57th Street, New York, New York 10019.

         (c) Charitable foundation.

         (d) N/A

         (e) N/A

Item 5.  Interest in Securities of the Issuer.

         (a) The following table shows the beneficial ownership of each of the Reporting Persons in the Company's Common Stock, the basis of such ownership and the percentage of the total number of issued and outstanding shares of Common Stock as of February 1, 1999. Based on information obtained from the Company's most recently Quarterly Report on Form 10-QSB, the table assumes that there were approximately 12,900,000 shares issued and outstanding.

                                                            Page 7 of 11 Pages






                                            Number of Shares Beneficially   Percentage of
Name                                        Owned                           Outstanding Shares

Laura Huberfeld/Naomi Bodner Partnership    16,800                          .1%
Huberfeld-Bodner Family Foundation         422,090                         3.3%
Laura Huberfeld                         1,438,970*                        11.2%
Naomi Bodner                             438,890**                         3.4%


-----------------
         * Includes 16,880 shares owned by the Partnership and 422,090 shares owned by the Foundation. Reporting Person disclaims beneficial ownership of (i) the shares owned by the Partnership except to the extent attributable to her as a result of her proportionate ownership of the Partnership, and (ii) the shares owned by the Foundation.

         ** Consists of 16,880 shares owned by the Partnership and 422,090 shares owned by the Foundation. Reporting Person disclaims beneficial ownership of (i) the shares owned by the Partnership except to the extent attributable to her as a result of her proportionate ownership of the Partnership, and (ii) the shares owned by the Foundation.

                                                           Page 8 of 11 Pages

         (c) The following table sets forth the sales made by the Reporting Persons. As a result of sales made by her, Ms. Bodner owns no longer any shares of Common Stock and is no longer required to report on this Schedule.



------------------------------------------- -------------------- ---------------------- ----------------------------
Name                                        Date                 Number                 Price @ Share
------------------------------------------- -------------------- ---------------------- ----------------------------
Naomi Bodner                                1/20/99              199,810                $4.9717
------------------------------------------- -------------------- ---------------------- ----------------------------
Naomi Bodner                                1/20/99              190                    $5.00
------------------------------------------- -------------------- ---------------------- ----------------------------
Naomi Bodner                                1/21/99              8,500                  $5.00
------------------------------------------- -------------------- ---------------------- ----------------------------
Naomi Bodner                                1/21/99              9,000                  $5.05
------------------------------------------- -------------------- ---------------------- ----------------------------
Naomi Bodner                                1/27/99              152,700                $5.036
------------------------------------------- -------------------- ---------------------- ----------------------------
Naomi Bodner                                1/28/99              6,500                  $5.1094
------------------------------------------- -------------------- ---------------------- ----------------------------
Naomi Bodner                                1/28/99              5,500                  $5.0156
------------------------------------------- -------------------- ---------------------- ----------------------------
Naomi Bodner                                1/28/99              2,000                  $5.1719
------------------------------------------- -------------------- ---------------------- ----------------------------
Naomi Bodner                                1/28/99              3,000                  $5.2813
------------------------------------------- -------------------- ---------------------- ----------------------------
Naomi Bodner                                1/28/99              16,600                 $5.00
------------------------------------------- -------------------- ---------------------- ----------------------------
Naomi Bodner                                1/28/99              7,800                  $5.2969
------------------------------------------- -------------------- ---------------------- ----------------------------
Naomi Bodner                                1/28/99              6,300                  $5.275
------------------------------------------- -------------------- ---------------------- ----------------------------
Naomi Bodner                                1/28/99              6,000                  $5.25
------------------------------------------- -------------------- ---------------------- ----------------------------
Naomi Bodner                                1/28/99              29,000                 $5.2188
------------------------------------------- -------------------- ---------------------- ----------------------------
Naomi Bodner                                1/28/99              11,700                 $5.2813
------------------------------------------- -------------------- ---------------------- ----------------------------
Naomi Bodner                                1/28/99              11,000                 $5.2344
------------------------------------------- -------------------- ---------------------- ----------------------------
Naomi Bodner                                1/28/99              6,000                  $5.0459
------------------------------------------- -------------------- ---------------------- ----------------------------
Naomi Bodner                                1/28/99              4,500                  $5.0781
------------------------------------------- -------------------- ---------------------- ----------------------------
Naomi Bodner                                1/29/99              4,900                  $5.175
------------------------------------------- -------------------- ---------------------- ----------------------------
Naomi Bodner                                2/1/99               600                    $5.0313
------------------------------------------- -------------------- ---------------------- ----------------------------
Naomi Bodner                                2/3/99               2,500                  $5.03125
------------------------------------------- -------------------- ---------------------- ----------------------------
Naomi Bodner                                2/3/99               5,000                  $5.00
------------------------------------------- -------------------- ---------------------- ----------------------------
Naomi Bodner                                2/3/99               5,600                  $5.0469
------------------------------------------- -------------------- ---------------------- ----------------------------
Naomi Bodner                                2/3/99               4,500                  $5.0156




------------------------------------------- -------------------- ---------------------- ----------------------------
Naomi Bodner                                2/3/99               25,000                 $4.9844
------------------------------------------- -------------------- ---------------------- ----------------------------
Naomi Bodner                                2/4/99               7,225                  $5.00
------------------------------------------- -------------------- ---------------------- ----------------------------
Naomi Bodner                                2/4/99               25,500                 $5.03125
------------------------------------------- -------------------- ---------------------- ----------------------------
Naomi Bodner                                2/4/99               11,200                 $5.00
------------------------------------------- -------------------- ---------------------- ----------------------------
Naomi Bodner                                2/5/99               4,800                  $6.21875
------------------------------------------- -------------------- ---------------------- ----------------------------
Naomi Bodner                                2/5/99               32,800                 $6.2343
------------------------------------------- -------------------- ---------------------- ----------------------------
Naomi Bodner                                2/5/99               13,000                 $5.0625
------------------------------------------- -------------------- ---------------------- ----------------------------
Naomi Bodner                                2/5/99               13,000                 $5.09375
------------------------------------------- -------------------- ---------------------- ----------------------------
Naomi Bodner                                2/5/99               23,000                 $5.8594
------------------------------------------- -------------------- ---------------------- ----------------------------
Naomi Bodner                                2/5/99               10,000                 $6.15625
------------------------------------------- -------------------- ---------------------- ----------------------------
Naomi Bodner                                2/5/99               9,100                  $6.046875
------------------------------------------- -------------------- ---------------------- ----------------------------
Naomi Bodner                                2/5/99               5,000                  $5.875
------------------------------------------- -------------------- ---------------------- ----------------------------
Naomi Bodner                                2/5/99               8,000                  $5.03125
------------------------------------------- -------------------- ---------------------- ----------------------------
Naomi Bodner                                2/5/99               26,900                 $6.011
------------------------------------------- -------------------- ---------------------- ----------------------------
Naomi Bodner                                2/5/99               18,879                 $6.1719
------------------------------------------- -------------------- ---------------------- ----------------------------
Laura Huberfeld/Naomi Bodner Partnership    2/5/99               20,321                 $6.1719
------------------------------------------- -------------------- ---------------------- ----------------------------
Laura Huberfeld/Naomi Bodner Partnership    2/8/99               10,000                 $6.8125
------------------------------------------- -------------------- ---------------------- ----------------------------
Laura Huberfeld/Naomi Bodner Partnership    2/8/99               14,200                 $6.8594
------------------------------------------- -------------------- ---------------------- ----------------------------
Laura Huberfeld/Naomi Bodner Partnership    2/8/99               100                    $7.00
------------------------------------------- -------------------- ---------------------- ----------------------------
Laura Huberfeld/Naomi Bodner Partnership    2/8/99               100                    $6.50
------------------------------------------- -------------------- ---------------------- ----------------------------
Laura Huberfeld/Naomi Bodner Partnership    2/8/99               9,100                  $6.77
------------------------------------------- -------------------- ---------------------- ----------------------------
Laura Huberfeld/Naomi Bodner Partnership    2/8/99               15,000                 $6.8438
------------------------------------------- -------------------- ---------------------- ----------------------------
Laura Huberfeld/Naomi Bodner Partnership    2/8/99               31,800                 $6.7813
------------------------------------------- -------------------- ---------------------- ----------------------------


                                                          Page 10 of 11 Pages


                                   SIGNATURES

         After reasonable inquiry and to the best of each of the undersigneds' knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated: February 19, 1999


                                               LAURA HUBERFELD/NAOMI BODNER
                                               PARTNERSHIP


                                               By: /s/
                                               Laura Huberfeld, General Partner


                                                      /s/
                                               Laura Huberfeld


                                                     /s/
                                               Naomi Bodner


                                               HUBERFELD-BODNER FAMILY
                                               FOUNDATION, INC.


                                               By: /s/

                             Amendment to Agreement
                          Joint Filing of Schedule 13D


         The undersigned hereby agree to jointly prepare and file a Schedule 13D and any future amendments thereto reporting each of the undersigned's ownership of securities of Marketing Services Group, Inc. and hereby affirm that such
Schedule 13D is being filed on behalf of each of the undersigned. Each party will only be responsible for the accuracy of the information respecting itself and will be responsible for its own filing fees.


Dated: February 19, 1999


                                              LAURA HUBERFELD/NAOMI BODNER
                                              PARTNERSHIP


                                              By: /s/
                                              Laura Huberfeld, General Partner


                                                  /s/
                                              Laura Huberfeld


                                                 /s/
                                              Naomi Bodner


                                              HUBERFELD-BODNER FAMILY
                                              FOUNDATION, INC.


                                              By: /s/